As filed with the Securities and Exchange Commission on November 4, 2002
                                                      Registration No. 333-89608


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 3 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             ENTRADA NETWORKS, INC.
             (exact name of registrant as specified in its charter)

               Delaware                                  3672                               33-0676350
    (State or other jurisdiction of          (Primary Standard Industrial                (I.R.S. Employer
             incorporation                   Classification Code Number)               Identification No.)
           or organization)

                                    12 Morgan
                            Irvine, California 92618
                                 (949) 588-2070
          (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                            KANWAR J.S. CHADHA, Ph.D.
                             Chief Executive Officer
                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                                 (949) 588-2070
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

 Title of each Class of                            Proposed Maximum
    Securities to be          Amount to be        Offering Price per           Aggregate             Amount of
       Registered             Registered(1)             Share(2)             Offering Price(2)    Registration Fee(3)
       ----------             ------------              ------               ---------------      -----------------
Common Stock, par
    value $.001 per share       3,846,154               $0 .35                $ 1,346,154             $397.12


         (1) Includes an indeterminate number of shares of common stock issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to Rule 416 under the Securities Act of 1933, as amended.


         (2) Estimated pursuant to Rule 457 based upon the closing price of the Common Stock on May 28, 2002 as reported on The NASDAQ Small Cap Market solely for the purpose of computing the registration fee.


         (3) Previously paid.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2002


                                   PROSPECTUS

                             ENTRADA NETWORKS, INC.

                                3,846,154 SHARES

                                  COMMON STOCK

         This prospectus relates to an aggregate of 3,846,154 shares of our common stock, par value $.001 per share. These shares are being registered pursuant to registration rights obligations we have to an investor who recently purchased an aggregate of $250,000 of our convertible debentures and associated warrants. The shares are issuable upon conversion of the debentures and exercise of the warrants. Approximately 1,923,077 of the shares are issuable upon exercise of the warrants, and approximately 1,923,077 of the shares are issuable upon conversion of the debentures.


         Our common stock is quoted on the Over the Counter Bulletin Board (OTCBB) under the symbol "ESAN." On May 28, 2002, the closing price for the Common Stock was $0.35


         Investing in common stock involves risk. Before you invest, you should consider carefully the "Risk Factors" on page 11.

         Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is November 4, 2002

                                TABLE OF CONTENTS

THE COMPANY                                                                   5

THE OFFERING                                                                  10

RISK FACTORS                                                                  11

USE OF PROCEEDS                                                               21

SECURITIES COVERED BY THIS PROSPECTUS                                         21

DESCRIPTION OF UNDERLYING SECURITIES                                          23

PLAN OF DISTRIBUTION                                                          23

WHERE YOU CAN FIND MORE INFORMATION                                           27

LEGAL MATTERS                                                                 28

EXPERTS                                                                       29

                               ------------------

         This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may request copies of this information, at no cost, by writing or calling us at the following address or telephone number:

                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                      Attention: Kanwar J.S. Chadha, Ph.D.
                             Chief Executive Officer
                            Telephone: (949) 588-2070

         To obtain timely delivery of the documents, you must request the information no later than five business days prior to the date on which you make your final investment decision.

                                   THE COMPANY

         We, and our three wholly owned subsidiaries, are in the business of developing and marketing products for the storage networking and network connectivity industries. Our Torrey Pines Networks subsidiary designs and develops storage area network transport switching products. Storage area networks are secure information networks that interconnect servers and routers to facilitate universal access to data and systems. Our Rixon Networks subsidiary designs, manufactures, markets and sells a line of fast and gigabit Ethernet network products that are incorporated into the remote access and other server products of original equipment manufacturers. In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. Our Sync Research subsidiary designs, manufactures and services frame relay products for some of the major financial institutions in the U.S. and abroad.

         We are the product of a reverse merger completed on August 31, 2000 with a wholly owned subsidiary of Sorrento Networks Corporation. This subsidiary was doing business as Entrada Networks. We had acquired all the outstanding capital of Entrada Networks for 4.24 million of our common shares and issued an additional 2.43 million shares for cash of $8.0 million. Entrada Networks' obligation to its former parent of $25.5 million was contributed to our capital as part of the merger. As a result of the merger, the former parent of Entrada Networks held a majority interest in the combined entity, which was renamed Entrada Networks, Inc. from Sync Research, Inc. Accordingly, the merger was accounted for as a reverse merger, whereby Entrada Networks was deemed to have purchased Sync. However Sync remains the legal entity and registrant for SEC reporting purposes and the financial statements of the combined entity now reflect the historical financial information of Entrada Networks prior to August 31, 2000. Subsequent to the merger, the former parent of Entrada Networks has disposed of 5,517,500 of its shares of our common stock including those it distributed to its shareholders and currently holds approximately 1,152,500 or 9.2% of our outstanding common shares.

         Our principal business is the business formerly operated by Entrada Networks. In September 2000, our Board of Directors had concluded that the operations of our frame relay business segment would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync. On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. continues to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001 our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of Entrada Networks.

         Our financial statements reflect the retained financial position of the frame relay business segment. Prior financial periods have been reclassified to reflect the Sync retention. Unless otherwise specifically noted, this prospectus refers to the Entrada business.

ENTRADA'S STRATEGIC PLAN

o DEVELOP STORAGE OVER LIGHT TRANSPORT PRODUCTS.

         In calendar year 2002, Torrey Pines plans to develop and introduce, possibly in conjunction with other technology partners, a line of next generation storage transport products using coarse wave division multiplexing technology that will extend, passively or intelligently as the problem may require, the distance of a storage area network's fabric.

o CONTINUE PROVIDING NETWORK CONNECTIVITY PRODUCTS.

         Rixon continues providing products including network interface, or "adapter," cards that allow computers, servers, load balancers and other devices to connect to a local area network. These network interface cards support both the widely employed fast Ethernet protocol and the emerging gigabit Ethernet protocol. Our products have already achieved acceptance among server and other network products original equipment manufacturers. Fast Ethernet is a 100 Mbps speed network that runs over thick coax, twisted-pair, and fiber-optic cable. Gigabit Ethernet is 10 times faster than the fast Ethernet.

o CONTINUE PROVIDING SERVICES TO BUSINESS CRITICAL APPLICATIONS NEEDING PACKETIZED FRAME RELAY DEVICES.

         Sync develops, manufactures, markets, supports and sells wide-area network access and management products and services designed to economically and reliably support business critical applications across carrier provided packetized transmission services, such as frame relay.

As data bandwidth requirements increase, telecommunications service providers, traditionally carriers, have implemented frame relay data services in an effort to develop new revenue sources and improve competitiveness. Frame relay, a low-latency, frame-switched wide area network protocol, has experienced rapid growth due to its speed and economy, stability, its deployment flexibility, and its ability to combine incompatible "protocols," such as International Business Machines Corporation mainframe Systems Network Architecture and client/server Transmission Control Protocol/Internet Protocol, onto a single telecommunications circuit. Frame relay represents a cost-effective and stable technology that provides a smooth migration to asynchronous transfer mode and other broadband services generally used in the backbone of many of these service providers.

Sync's strategy is to produce reliable and value-added network access devices and management software applications that are engineered to support mission-critical applications over frame relay and other digital services at a favorable cost of ownership. Sync's FrameNode-TM-line of frame relay access devices and frame relay access routers converge business critical Systems Network Architecture, Internet Protocol/IPX and voice/fax branch applications across frame relay. Sync's circuit management solutions consist of wide area network probes and application software that improve the availability and performance of frame relay networks by providing extensive problem isolation and troubleshooting capabilities and proactive performance and service-level management. Sync's TyLink-Registered Trademark-line of digital transmission products including data service units and channel service units and Integrated Services Digital Network termination products, are the basic elements that provide low cost connectivity to a digital wide area network.

Today, many mainframe or similarly hosted data networks use expensive leased lines to connect remote sites to central computing facilities or data centers. Due to favorable carrier pricing and technical suitability, frame relay is a less expensive, more efficient, direct substitute for such traditional leased line connections and due to its maturity, is stable as compared to other technology based alternatives, including the internet or other internet protocol based services.

Sync sells to resellers, distributors, original equipment manufacturer partners and a number of Regional Bell Operating Companies and Inter-exchange Carriers. Current partners include, AT&T, MCI WorldCom, Electronic Data Systems, Geico and Diebold. Sync believes that its relationships provide sufficient alternative channels of fulfillment to serve the needs of middle and upper market customers. Also, Sync utilizes a distribution and value-added reseller channel as a primary distribution channels for its digital transmission products.

MARKETS FOR ENTRADA'S PRODUCTS

Our products address the growing connectivity needs for networked high bandwidth data communications and the demand for connectivity solutions in the traditional data networking markets plus the emerging market for storage area networking. We cannot be sure that any of the projections cited in the following discussion regarding the growth of traditional data networking markets or of the storage area networking market will prove accurate.

STORAGE AREA NETWORKING MARKET

The technology behind storage area networks is similar to that of local area networks and wide area networks. Storage area networks are essentially separate local area networks that consist of servers, storage devices (such as disc drives) and the networking equipment used to connect and route traffic among them. These devices include adapters, hubs, switches and routers supporting the Fibre Channel standard. Storage area networks create a shared storage resource that is readily available, highly scalable and designed to be easily protected and managed.

Although storage area networks are not new, we believe that trends already under way will move them into the mainstream of distributed networking and that they may likely become the standard way of accessing stored information. A report by Dataquest, an information technology market research and consulting firm, projects revenue of the networking equipment used to build storage area networks to reach $5.4 billion by 2003, representing a cumulative annual growth rate of 87%. In addition, the Gartner Group, a market research & consulting firm, forecasts that 80% of the world's storage will be connected to a storage area network by 2004.

SALES AND MARKETING

Our current sales and marketing activities for Rixon are concentrated on increasing market and account penetration for the existing fast and gigabit Ethernet network connectivity product lines whose customers are primarily original equipment manufacturer server, computer and peripheral vendors. Our sales and marketing strategy for Sync focuses on developing relationships with end-user middle market enterprises through its existing customer base and promote Sync's products and drive demand for its products and services. The primary roles of Sync's sales efforts are (i) to assist end user customers in addressing complex network problems; (ii) to differentiate the features and capabilities of Sync's products from competitive offerings; and (iii) provide support to channel partners.

Our sales and marketing organization for the three subsidiaries at January 31, 2002 consisted of eight (8) individuals, including managers, sales representatives, and support personnel. The current channel mix is approximately 43% original equipment manufacturer and 7% indirect and 50% other. We support our customers by providing product training, regular mailing of promotional and technical material, telephone and other technical support. Our marketing staff also engages in a number of marketing communication activities including public relations, advertising, trade shows, seminars and internet/electronic marketing.

CUSTOMERS AND MARKETS

Our sales and marketing strategy for Rixon is focused on communicating key benefits of our server class fast & gigabit Ethernet adapter cards to our original equipment manufacturer customer base and the end-user market that the original equipment manufacturers service.

Our sales and marketing strategy for Torrey Pines is focused on communicating key benefits of storage area networks transport to both our original equipment manufacturer customer base and the end-user market that the original equipment manufacturers service.

Our sales strategy for Sync relies primarily on leveraging resellers, distributors, and a number of Service Providers as delivery channels for our products, including several partners serving the international market. We utilize distributor and value added reseller channels as our primary distribution channels for the digital transmission products. We have from time to time entered into original equipment manufacturer relationships with selected internetworking companies and will continue to develop such relationships as appropriate.

CUSTOMER SERVICE AND SUPPORT

Our customer service organization is structured to assist original equipment manufacturer and system integrator accounts. Post-sales support for all of our customers include product warranty against defects in material and workmanship. The length of product warranties varies by product, from 12 months in some instances, to 60 months for a broad range of products, and previously, lifetime warranties for certain legacy products. Telephone technical support programs for hardware and software generally cover the first 12 months from purchase. We provide on-site support and shared support agreements to fulfill a broad spectrum of customer needs.

ENGINEERING, RESEARCH AND DEVELOPMENT

As of January 31, 2002, there were eight (8) employees working in our engineering, research and development area. Our research and development expenditures were $6.5 million for the fiscal year ended January 31, 2002.

Our efforts are targeted to achieve technological advances that will allow us to introduce innovative products to market.

MANUFACTURING AND QUALITY

Our products are manufactured on an outsourced basis from various contract manufacturers. Final assembly, test and quality assurance are performed by us at our Irvine, California facility.

Our manufacturing strategy is to outsource all repetitive operations to top-tier, third party manufacturers. These manufacturers provide us with access to enhanced supply chain agreements, volume purchasing power, a lower cost labor base, and improved quality and process control. We concurrently undertake manufacturing engineering with development engineering to ensure that reliable, high yield and low cost manufacturing processes that meet our customers' manufacturing standards are designed into our products from inception. We perform final integration and testing at our Irvine, California facility.

We actively manage our components supply chain. Network connectivity and frame relay product assemblies consist of approximately 500 individual part types, and all of these parts have been qualified to current, purchasing customers' standards. For approximately 90% of these parts we have qualified second or third sources in place.

We believe that our strategy of outsourcing the majority of our manufacturing activities to third party contract manufacturers enables us to react quickly to market demand and avoid the significant capital investment that would be required to establish and maintain full manufacturing facilities. We are therefore able to focus our manufacturing resources on final assembly, burn-in and final testing to ensure reliability and quality assurance for our products. We have a quality assurance program in place and continually evaluate this process to ensure quality practices throughout the organization and to monitor the performance of our third party vendors.

As of January 31, 2002, there were eleven (11) employees working in our manufacturing, repair, test, shipping, receiving, purchasing, inventory control.

WORKING CAPITAL PRACTICES

We have historically maintained high levels of inventories to meet the output requirements of our customers and to ensure an uninterrupted flow of inputs from our suppliers. As of January 31, 2002, we had 204 days of inventory on hand.

We perform ongoing credit evaluations of each of our customers' financial condition and we extend unsecured credit related to the sales of various products. As of January 31, 2002, three customers accounted for 47.0%, 14.2% and 11.7% of net receivables. One customer accounted for 37% of net receivables at January 31, 2001. Days sales outstanding was at 53 days at January 31, 2002.

                                  THE OFFERING


Shares of Common Stock Offered                3,846,154  shares of common stock.

Use of Proceeds                               We will receive $250,000 if the warrants are
                                              exercised, to be used for working capital

OTCBB Symbol                                  ESAN


RISK FACTORS

     o OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE MAY NOT HAVE THE RESOURCES REQUIRED TO COMPETE SUCCESSFULLY.

            The market for network connectivity products and services and storage area networks transport equipment is extremely competitive and we expect competition to intensify in the future. Our primary competitors include 3COM, Adaptec, Intel Corporation, Interphase, SAN Valley, SAN Castle, CNT, Gadzoox Networks, Inc., Vixel, ADVA, ONI Systems Corporation, and many other companies. We may also face competition from a number of other companies that have announced plans for new products to address the same problems that our products address. In particular, established companies in the telecommunications equipment or computing industries may seek to expand their product offerings by designing and selling products using competitive technology that could render our products obsolete or have a material adverse effect on our revenue.

            We operate in a market segment where emerging companies enter the markets in which we are competing and where new products and technologies are constantly being introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, or that the competitive factors we will face will not have a material adverse effect on our business, operating results and financial condition.

     o OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE ARE NOT ABLE TO DEVELOP AND COMMERCIALIZE NEW OR ENHANCED PRODUCTS.

            Our growth depends on our ability to successfully develop new or enhanced products. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. Our next generation of network management products as well as our wavelength division multiplexing products are currently under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis or at all. We will need to complete each of the following steps to successfully commercialize these and any other new products: complete product development, qualify and establish component suppliers, validate manufacturing methods, conduct extensive quality assurance and reliability testing, complete any software validation, and demonstrate systems interoperability.

            Each of these steps presents serious risks of failure, rework or delay, any one of which could adversely affect the rate at which we are able to introduce and market our products. If we do not develop these products in a timely manner, consequently, our competitive position and financial condition could be adversely affected.

            In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.

     o WE HAVE INCURRED NET LOSSES OVER THE LAST FOUR YEARS AND MAY EXPERIENCE FUTURE LOSSES.

            We have incurred losses from continuing operation during the years ended January 31, 2002, 2001, 2000 and 1999 of $10.7 million, $17.7 million, $3.4 million and $3.7 million, respectively. We have financed these losses through a combination of debt issuances, bank lines of credit and security placements. We believe we have sufficient credit lines and working capital to meet our planned level of operations in the future. However, there can be no assurance that our working capital requirements will not exceed our ability to generate sufficient cash to support our requirements and the needed capital will have to be obtained from additional external sources. We cannot give any assurances that sufficient working capital, at terms acceptable to us, will be available when needed.

     o OUR FUTURE GROWTH DEPENDS ON OUR ABILITY TO ATTRACT NEW CUSTOMERS, AND ON OUR CUSTOMERS' ABILITY TO SELL ADDITIONAL SERVICES TO THEIR OWN CUSTOMERS.

            Most of our potential customers evaluate our network connectivity and storage area products for integrated deployment in larger systems. There are a limited number of potential customers for our products. If we are not selected by a potential customer for particular system projects, our business may be seriously harmed. Similarly, our growth depends on our customers' success in selling integrated solutions based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.

     o THE TIME THAT OUR CUSTOMERS AND POTENTIAL CUSTOMERS REQUIRE FOR TESTING AND QUALIFICATION BEFORE PURCHASING OUR NETWORKING PRODUCTS CAN BE LONG AND VARIABLE, WHICH MAY CAUSE OUR RESULTS OF OPERATIONS TO BE UNPREDICTABLE.

            Before purchasing our products, potential customers must undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers require time-consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, even after deciding to purchase our products, our customers may take several years to deploy our products. The timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is influenced by a variety of factors beyond our control, including:

            our customers' build out and deployment schedules;
            our customers' access to product purchase financing;
            our customers' needs for functional demonstration and field trials; and;
            the manufacturing lead time for our products.

        Because our sales cycles are long and variable, our results of operations may be unpredictable.

     o OUR PRODUCTS MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

            Our products can only be fully tested after deployment. Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified, we could experience: loss of or delay in revenues and loss of market share, loss of customers, failure to attract new customers or achieve market acceptance, diversion of engineering resources, increased service and warranty costs, and legal actions by our customers. Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our business.

     o IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' SYSTEMS, INSTALLATIONS WILL BE DELAYED OR CANCELLED OR OUR PRODUCTS COULD BE RETURNED.

            Many of our customers require that our products be designed to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned, any of which could seriously harm our business.

     o IF WE FAIL TO COMPLETE CERTAIN STRATEGIC OPPORTUNITIES, OUR BUSINESS MAY BE HARMED.

            Strategic opportunities such as the sale or spin-off of certain business units are important to our overall business plan. We cannot be certain that we will be able to complete transactions on terms that are favorable to us. In addition, we cannot be certain that we will be successful in negotiating and completing future sales or spin-offs. The growth of and revenues from our business may be harmed if we fail to successfully complete such transactions.

     o IF WE FAIL TO ESTABLISH AND SUCCESSFULLY MAINTAIN STRATEGIC ALLIANCES, OUR BUSINESS MAY BE HARMED.

            The establishment and maintenance of strategic alliances is an important part of our effort to expand our revenue opportunities and technological capabilities. We cannot be certain that we will be able to enter strategic alliances on terms that are favorable to us. Our business may be harmed if we fail to establish and maintain strategic alliances.

     o OUR BUSINESS MAY BE SERIOUSLY HARMED IF WE ARE UNABLE TO ESTABLISH SUCCESSFUL RELATIONSHIPS WITH DISTRIBUTORS AND SYSTEMS INTEGRATORS.

            We believe that our future success is dependent upon our ability to establish successful relationships with a variety of distributors and systems integrators. As we expand domestically and internationally, we will increasingly depend on distributors and systems integrators. If we are unable to establish and expand these relationships, we may not be able to increase market awareness or sales of our products, which may prevent us from achieving and maintaining profitability.

     o OUR EMERGING BUSINESS FOR STORAGE AREA NETWORKING PRODUCTS MAY BE SERIOUSLY HARMED IF THE MARKET FOR STORAGE AREA NETWORKING PRODUCTS DOES NOT DEVELOP AS WE EXPECT.

            Our planned product offerings are focused on the needs of providers that service storage area networks. The market for storage area networking products is new, and we cannot be certain that a viable market for our products will develop or be sustainable. If this market does not develop, or develops more slowly than we expect, our business may be seriously harmed. Furthermore, the storage area networking industry is subject to rapid technological change and newer technology or products developed by others could render our products non-competitive or obsolete. In developing our products, we have made, and will continue to make, assumptions about the networking standards that our customers and competitors may adopt. If the standards adopted are different from those that we have chosen to support, market acceptance of our products would be significantly reduced and our business will be seriously harmed.

     o WE DEPEND UPON CONTRACT MANUFACTURERS AND ANY DISRUPTION IN THESE RELATIONSHIPS MAY CAUSE US TO FAIL TO MEET THE DEMANDS OF OUR CUSTOMERS AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

            We use contract manufacturers to manufacture and assemble our products in accordance with our specifications. We do not have long-term contracts with any of them, and none of them are obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

            Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.

     o WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR SOME OF OUR COMPONENTS, AND OUR BUSINESS MAY BE SERIOUSLY HARMED IF OUR SUPPLY OF ANY OF THESE COMPONENTS IS DISRUPTED.

            We and our contract manufacturers currently purchase several key components of our products from a limited number of suppliers. We purchase each of these components on a purchase order basis and have no long-term contracts for these components. In addition, the availability of many of these components to us is dependent in part by our ability to provide suppliers with accurate forecasts of our future requirements. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously impact our present and future sales.

     o IF WE ARE UNABLE TO HIRE OR RETAIN HIGHLY SKILLED PERSONNEL, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS SUCCESSFULLY.

            Our future success depends upon the continued services of our key management, sales and marketing, and engineering personnel, many of whom have significant industry experience and relationships. Many of our personnel, in particular, Dr. Kanwar J.S. Chadha, our President and Chief Executive Officer and Dr. Davinder Sethi, our Chief Financial Officer would be difficult to replace. We do not have "key person" life insurance policies covering any of our personnel. The loss of the services of any of our key personnel could delay the development and introduction of, and negatively impact our ability to sell, our products. In addition, we will need to hire additional personnel for most areas of our business, including our sales and marketing and engineering operations. Competition for highly skilled personnel is intense in our industry, and we may not be able to attract and retain qualified personnel, which could seriously harm our business.

     o WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD LIMIT OUR ABILITY TO COMPETE.

            We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors gain access to our technology, our ability to compete could be harmed.

     o WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS AND REQUIRE US TO INCUR SIGNIFICANT COSTS.

            In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

            Any claims of infringement of the intellectual property of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all; or redesign those products that use such technology. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

     o IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, OUR PRODUCTS COULD BECOME OBSOLETE.

            We may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. If we are required to obtain any third-party licenses to develop new products and product enhancements, we could be required to obtain substitute technology, which could result in lower performance or greater cost, either of which could seriously harm the competitiveness of our products.

     o FAILURE TO KEEP PACE WITH THE INTENSIVE REGULATIONS AND INDUSTRY STANDARDS THAT GOVERN THE MARKET FOR OUR PRODUCTS WOULD DELAY SALES OF OUR PRODUCTS.

            The market that we sell and deploy our products into is characterized as being highly regulated and industry standards intensive, with many standards evolving as new technologies are deployed. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories. In addition, there are industry standards established by various organizations such as Fibre Channel Industry Association, American National Standards Institute, and Internet Engineering Task Force. We design our products to comply with those industry standards so that each particular product can be accepted by its intended customers and we are not aware of any standards based product modifications currently required. To the extent non-compliance with such standards has a detrimental effect on customer acceptance, we must address such non-compliance in the design of our products. Standards for new services and network management are still evolving. We are a member of several standards committees, which enables us to participate in the development of standards for emerging technologies. However, as the standards evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply or delays in compliance, with the various existing and evolving industry standards could delay introduction and acceptance of our products, which could materially and adversely affect our business, operating results and financial condition.

            In foreign countries, our products may be subject to a wide variety of governmental review and certification requirements. If we fail to conform our products to these regulatory requirements, we could lose revenue and our business could be seriously harmed. Additionally, any failure of our products to comply with relevant regulations could delay their introduction and require costly and time-consuming engineering changes.

     o WE EXPECT TO HAVE HIGHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

            Our international sales are subject to a number of risks, including: changes in foreign government regulations and telecommunications standards, import and export license requirements, tariffs, taxes and other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, the burden of complying with a wide variety of foreign laws, treaties and technical standards, difficulty in staffing and managing foreign operations, and political and economic instability.

            All of our sales have been denominated in U.S. dollars. All of our expenses are denominated in the U.S. dollar, however in the future a portion of our sales could also be denominated in non-U.S. currencies. As a result, currency fluctuations between the U.S. dollar and the currencies in which we would do business could cause foreign currency translation gains or losses that we would recognize in the period incurred. We cannot predict the effect of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

     o OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE.

            The industries in which we operate are subject to fluctuation. Our revenues and operating results may fluctuate substantially from quarter to quarter and from year to year as a result of a number of factors , including:

            the cancellation , postponement or other timing and amount of significant orders from any customer, especially our largest customers;

            our success in developing, introducing and shipping product enhancements and new products,

        the timing of those product enhancements and new products and the market acceptance of those products;

            new product introductions by competitors and other forms of increased competition, including:

               pricing actions taken by us or our competitors;
               changes in manufacturing costs;
               changes in the mix of product sales;
               the rate of end-user adoption and deployment of our solutions; factors associated with international operations;
               changes in world economic conditions;
               the timing of delivery and availabilityof components from suppliers;
               changes in material costs; and
               general economic conditions.

o OUR BACKLOG AT ANY POINT MAY NOT BE A GOOD INDICATOR OF EXPECTED REVENUES.

            Our backlog at the beginning of each quarter typically is not sufficient to achieve expected revenue for the quarter. To achieve our revenue objective, we are dependent upon obtaining orders during each quarter for shipment during that quarter. Furthermore, our agreements with our customers typically provide that they may change delivery schedules and cancel orders within specified time frames, typically 30 days or more prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future, build significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from us. These reductions, in turn, have and could cause fluctuations in our operating results and have had and could have an adverse effect on our business, financial condition and results of operations in periods in which the inventory is reduced.

            Our backlog on January 31, 2002 was approximately $1.9 million, compared with a backlog of $2.7 million at January 31, 2001. We include in our backlog only orders confirmed with a purchase order for products to be shipped within twelve months to customers with approved credit status.

     o  OUR REVENUES ARE SEASONAL.

            Our revenues are impacted by the buying patterns of our customers, including but not limited to cultural and religious holidays in Asia, Europe and the United States, and other factors. Our revenues have historically been weaker in the first half of a fiscal year and stronger in the second half.

     o OUR BUSINESS MAY BE ADVERSELY AFFECTED BY COMPETITIVE PRESSURES, TO WHICH WE MUST REACT.

            The industry we compete in is characterized by declining prices of existing products, therefore continual improvements of manufacturing efficiencies and introduction of new products and enhancements to existing products are required to maintain gross margins. In response to customer demands or competitive pressures, or to pursue new product or market opportunities, we may take certain pricing or marketing actions, such as price reductions, volume discounts, or provisions of services at below market rates. These actions could materially and adversely affect our business, operating results and financial condition.

     o IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS.

            Growth of our business will place a significant strain on our management systems and resources. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and manufacturing process and reporting systems, and will need to continue to expand, train and manage our workforce worldwide. Failure to effectively manage our growth and address the above requirements, it could affect our ability to pursue business opportunities and expand our business.

     o SALE OF A SUBSTANTIAL NUMBER OF OUR COMMON SHARES MAY DECREASE YOUR PERCENTAGE OF OWNERSHIP AND VOTING POWER.

            Future issuances of shares of our common stock or securities convertible into shares of our common stock could be at prices below those paid by current shareholders. Sales of a substantial number of shares of common stock in the public market could adversely affect the market price for our common stock and reported earnings per share.

     o THE UNAVAILABILITY OF RAW MATERIALS WOULD NEGATIVELY AFFECT OUR ABILITY TO PRODUCT OUR PRODUCTS

            Many of our products require components that may not be readily available. These include microprocessors, custom integrated circuits and other electronic components. To minimize the risks of component or product shortages, we attempt to maintain multiple supply sources. However, there can be no assurance that such sources will be adequate to meet our needs.

     o WE RELY ON OUR PATENTS, TRADEMARKS AND LICENSES AND ANY INFRINGEMENT THEREON WOULD AFFECT OUR ABILITY TO SUCCESSFULLY MARKET OUR PRODUCTS.

            We currently hold nine patents and have three patents pending for our Silverline'TM' product design. Although we attempt to protect our intellectual property rights through patents, trademarks, and copyrights, by maintaining certain technology as trade secrets and by other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged; that such intellectual property rights will provide competitive advantages to us; or that any of our future patent applications, if any, will be issued with the scope of the claims sought by us, if at all. We cannot assure you that others will not develop technologies that are similar or superior to our technology, or that our competitors will not duplicate our technology or "design around" the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or intend to do business in the future.

            We believe that the future success of our business will depend on our ability to translate the technological expertise and innovation of our personnel into new and enhanced products. We cannot assure you that the steps taken by us will prevent misappropriation of our technology. In the future, we may take legal action to enforce its patents and other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business and operating results.

            As is common in our industry, we have from time to time received notification from other companies claiming that certain of our products may infringe intellectual property rights held by such companies. Any claim or litigation, with or without merit, could be costly, time consuming and could result in a diversion of management's attention, which could harm our business. If we were found to be infringing the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered, that the terms of any offered license would be acceptable to us or that failure to obtain a license would not cause its operating results to suffer.

     o THE NATURE OF OUR BUSINESS MAKES US SUSCEPTIBLE TO VIOLATIONS OF ENVIRONMENTAL LAWS.

            Our operations are subject to various federal, state and local laws and regulations with respect to environmental matters. We believe that we are in material compliance with all such federal, state and local laws and regulations but, as those laws and regulations change, we cannot be sure that we will continue to be in compliance. Failure to comply could result in our being required to spend a substantial amount of money in fines and compliance costs, which would detract from our ability to focus on our business and development.

                                 USE OF PROCEEDS

We will receive $250,000 if the warrants are exercised, to be used for working capital.

                      SECURITIES COVERED BY THIS PROSPECTUS


We are registering 3,846,154 shares pursuant to registration rights obligations we have with the investor who acquired debentures, which are convertible into our common stock, and warrants to purchase our common stock, in a private placement on January 15, 2002. Other than the shares covered by this prospectus, that investor does not hold more than one percent (1%) of our common stock and its principals have never held any position or office with us. Its managing partner Par Chadha is, however, the brother of our president and CEO. The following table sets forth information as of August12, 2002 with respect to the shares held by the selling shareholder. We determined the number of shares of common stock to be offered for resale by this prospectus by the selling shareholder who acquired the debentures and the warrants (which number of shares is equal to 3,846,154) by agreement with such selling shareholder, which requires that we register all of the shares potentially issuable to the selling shareholder. The selling shareholder may not convert any debentures or exercise any warrants if its conversion or exercise would result in it owning more than 19.99% of our outstanding shares. The number of shares in the fourth column below reflects this limitation.

                                                                 Number of
                        Number of       Aggregate Number of      Shares of Common
                        Shares of       Shares of Common         Stock to be Offered  Shares of
                        Common Stock    Stock to be Offered      Giving Effect to     Common
Name of                 Beneficially    Upon Conversion of       Limitations  in      Stock
Selling                 Owned Prior     Debentures and           Debentures           Owned after
Shareholder             to Offering(1)  Exercise of Warrants(2)  and Warrants(3)      Offering (4)
-----------             --------------  -----------------------  -------------------  ------------
HANDSON VENTURES, LLC*  248,405         3,846,154                2,577,066            248,405

* The managing partner of HandsOn Ventures, LLC is Par Chadha who is the brother of our president and CEO.

     (1)Except as otherwise indicated, the number of shares beneficially owned per HandsOn Ventures, LLC 13G filing with the SEC is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Par Chadha, the managing partner of the selling shareholder, has voting, investment and dispositive power with respect to all shares listed as owned by the selling shareholder.

     (2) Represents the shares of common stock issuable as of August 12, 2002 upon conversion of the debentures and upon exercise of the warrants held by the selling shareholder.

     (3) Pursuant to the terms of the debentures and the warrants, the debentures are convertible and the warrants are exercisable by the holder of such debentures and warrants only to the extent that the number of shares of common stock issuable upon conversion of such debentures and exercise of such warrants, together with the number of shares of common stock already held by the selling shareholder and its affiliates (but not including shares of our common stock underlying unconverted debentures and unexercised warrants held by such selling shareholder and its affiliates) would not exceed 19.99% of all our then outstanding common stock. The number of shares listed in this column as being beneficially owned by the selling shareholder gives effect to this limitation and is based on 12,891,774 shares of common being issued and outstanding as of August 12, 2002. Absent this limitation, the number of shares issuable as of August 12, 2002, upon conversion of the debentures and exercise of the warrants would equal 3,846,154, and the total number of shares beneficially owned by the selling shareholder would be 4,094,559. We have agreed to seek our stockholders' approval at the next annual meeting of stockholders of the issuance of the balance of the shares of common stock in excess of 19.99% of our outstanding stock, which are being registered hereunder.

     (4) We do not know when or in what amounts the selling shareholder will offer shares for sale, if at all. The selling shareholder may sell any or all of the shares offered by this prospectus. Because the selling shareholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling shareholder after completion of the offering, However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholder.

                      DESCRIPTION OF UNDERLYING SECURITIES

         We recently sold an aggregate of $250,000 of our convertible debentures and associated warrants to the selling shareholder . The debentures are convertible at any time before their maturity date into shares of our common stock at the conversion price of $0.13 per share. If the debenture is not converted by their maturity date of January 15, 2004, we will redeem the debenture for the principal sum of $250,000.00 plus accrued interest, if any. Between the issuance date of the debenture and the maturity date, and so long as the debenture is not completely converted into shares of our common stock, we will pay interest to the debenture holder at the rate of 10% per annum, which shall be cumulative, accrue from the most recent date on which interest has been paid, and shall be due and payable on the first business day of each calendar month following the date of issuance of the debentures. Interest payments shall be made in cash. All payments of the principal of and interest on the debentures are subordinated to our obligation to Silicon Valley Bank pursuant to a subordination agreement.

         If we pay a dividend or make a distribution on our capital stock in shares of common stock, subdivide our outstanding shares of common stock into a greater number of shares, or combine our outstanding shares of common stock into a smaller number of shares, then the number of shares issuable upon conversion of the debenture shall be adjusted to ensure that the holder receives the number of shares that it would have received had it converted the debenture prior to the foregoing events. Similarly, if we sell shares of common or preferred stock or securities convertible into shares of our stock (other than shares issued in connection with our stock option plans) for less than the conversion price of the debenture, the conversion price of the debenture shall be lowered to the price at which such securities were issued.

         The warrants are exercisable at any time before 5:30 p.m. (New York City Time) on January 15, 2007 and the exercise price is $0.13 per share. If we pay a dividend or make a distribution on our capital stock in shares of common stock, subdivide our outstanding shares of common stock into a greater number of shares, or combine our outstanding shares of common stock into a smaller number of shares, then the number of shares issuable upon exercise of the warrants shall be adjusted to ensure that the holder receives the number of shares that it would have received had it exercised the warrants prior to the foregoing events. Similarly, if we sell shares of common or preferred stock or securities convertible into shares of our stock (other than shares issued in connection with our stock option plans) for less than the exercise price of the warrants, the exercise price of the warrants shall be lowered to the price at which such securities were issued.

         Our agreement with the selling shareholder prohibits it from converting any debentures or exercising any warrants if its conversion or exercise would result in it owning more than 19.99% of our outstanding shares, without first having obtained the approval of our stockholders.

                              PLAN OF DISTRIBUTION

     We have been advised that there are currently no underwriting arrangements with respect to the sale of the shares issuable upon conversion of, or as interest or commitment fees on the debentures and exercise of the warrants. The selling shareholder may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

         (2) in the over-the-counter market,

         (3) in transactions otherwise than on these exchanges or services or in the over-the-counter market,

         (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

         (5) through the settlement of short sales.

         In connection with sales of the common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholder effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker- dealers or agents may be in excess of those customary in the types of transactions involved).

         The selling shareholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus.

         The selling shareholder also may transfer, pledge or donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. Upon our being notified by the selling shareholder that a donee or a pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         The selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

         We cannot assure you that the selling shareholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. The selling shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of up to $10,000 for the counsel to the selling shareholder. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                MATERIAL CHANGES

Merger Agreement with DBW, Inc.

         On August 15, 2002, we signed a definitive agreement to acquire Savant Consulting Group, Inc., a New Jersey-based provider of outsourced information technology solutions. The acquisition is subject to the approval of the shareholders of Entrada Networks. In consideration for the merger with Savant's parent, DBW, Inc., a Delaware corporation, DBW's shareholder HandsOn Ventures, LLC, a Santa Monica, California based venture capital firm, will receive common and Series B preferred shares of Entrada Networks. The Series B Convertible Preferred Stock will have a liquidation value of $5,000,000. The common stock will have a value of $1,000,000 and will be payable in four installments over one year. The purchase price can increase by up to an additional $3,400,000, based upon the performance of Savant after the closing. In the event that all the Series B Convertible Preferred Stock is converted into common stock HandsOn Ventures will own approximately 70% of our shares.

         Savant, which is a preferred vendor to a number of Fortune 500 companies, was founded in 1997. Savant achieved net revenues of $5.6 million during the quarter ended March 31, 2002, and $17.3 million for the year ended December 31, 2001.

         This merger is subject to the approval of our shareholders, the receipt of a fairness opinion, and other customary closing conditions. One of the principals of DBW, Inc. and HandsOn Ventures, Inc. is the brother of our Chairman and Chief Executive Officer.


         Complete details of the transaction were provided in the Form 8-K filed with the Securities and Exchange Commission August 19, 2002 with the financials provided on Form 8-K/A filed with the Securities and Exchange Commission October 11, 2002


Nasdaq Listing Qualifications

         On February 14, 2002 we received a letter from Nasdaq advising us to bring our stock price to $1.00 per share by August 13, 2002 in order to maintain our listing on the Nasdaq Small Cap Market.

On August 14, 2002, we received an additional Nasdaq Staff Determination that we had not regained compliance and were not eligible for an additional 180 day grace period.

         Accordingly, our securities were to be delisted from the Nasdaq SmallCap Market at the opening of business on August 22, 2002. On August 20, 2002 we requested an appeal of the Staff's determination to the Hearing Panel pursuant to the procedures set forth in the Nasdaq Marketplace Rule 4800 series. The hearing request stayed the delisting of our securities pending the Panel's decision.

         On September 20, 2002 we received an additional Nasdaq Staff Determination that our proposed merger with DBW may constitute a reverse merger, as set forth in Nasdaq Marketplace Rule: 4330(f) and that in addition to demonstrating our ability to regain compliance with the current bid price deficiency we would be required to demonstrate our ability to sustain long term compliance with all applicable maintenance criteria. This determination also stated that should it be determined that the transaction with DBW constitutes a reverse merger, the post-transaction entity would be required to meet all the initial inclusion criteria for the Nasdaq SmallCap Market, including a $4.00 bid price and a $5 million market value of publicly held shares. A hearing was held on September 26, 2002 attended by our CEO and CFO and at that hearing we were requested to submit a plan to achieve a $4.00 bid price post-merger.

         On October 22, 2002, a temporary exemption was granted from the minimum bid price of $1.00. Our common stock continued to be listed, temporarily, on the Nasdaq SmallCap Market via an exception from the minimum bid price requirement of $1.00 under Nasdaq Marketplace Rule 4310(c)*, pursuant the following: (i) while we failed to meet this requirement as of August 13, 2002, the we were granted a temporary exception from this standard subject to our meeting certain conditions, including making, on or before November 4, 2002, a public filing with the SEC and with Nasdaq seeking shareholder approval to effect a reverse stock split at a ratio sufficient to satisfy the minimum bid price requirement of $1.00 under Nasdaq Marketplace Rule 4310(c), and (ii) on or before December 31, 2002, demonstrating a closing bid price of at least $1.00 per share and, immediately thereafter, maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. The temporary exemption became effective October 25, 2002 and our symbol was changed to ESANC.

         In order to fully comply with the terms of this exception, we had to also be able to demonstrate compliance with all requirements for continued listing on The Nasdaq SmallCap Market. The temporary exception was to expire on December 31, 2002.

         We previously disclosed that we signed a definitive Agreement and Plan of Merger to acquire Savant Consulting Group, Inc., a New Jersey-based provider of outsourced information technology services, the consummation of which is subject to the approval of our shareholders. The Nasdaq Listing Qualifications Panel has stated that it believes that the proposed acquisition of Savant will constitute a reverse merger, which would require the post-merger entity to satisfy all requirements for initial inclusion upon consummation of the merger.

         On October 29, 2002, we announced that our Board of Directors had reviewed the feasibility of a reverse stock split to comply with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq SmallCap Market under Marketplace Rule 4310(c) or a minimum bid price requirement of $4.00 per share if the pending transaction to acquire Savant Consulting Group, Inc. is consummated. The Board considered the effort and costs that would be incurred to effectuate such a reverse stock split, including obtaining the shareholder approval necessary to effect the change. The Board considered the historical negative effect of reverse stock splits on valuations, the lack of any market makers for our stock, and the low probability that we would be able to uphold the bid price criterion while maintaining compliance with other criteria such as the number of round-lot shareholders and the number of publicly held shares.

         In light of the above considerations, the Board determined that it was not in the best interest of its shareholders to effect a reverse stock split at this time. On October 31,2002 we were delisted from the Nasdaq Small Cap Market and began trading on the Over the Counter Bulletin Board (OTCBB) exchange. We will continue to comply with the SEC's requirements to maintain our status as a public company.

         * Nasdaq Marketplace Rule 4310(c) requires that for continued inclusion a Small Cap issuer shall have a minimum of $2,000,000 in net tangible assets, $2,500,000 in shareholders' equity, a $35,000,000 market value of listed securities, or $500,000 in net income from operations (in the last fiscal year or in two of the last three years); a $1.00 bid price; 500,000 publicly held shares; a market value of publicly held shares of at least $1,000,000; two market makers; and 300 round lot shareholders.


                       Where You Can Find More Information

         This prospectus is part of the registration statement on Form S-3 which we filed with the SEC under the Securities Act using a "shelf" registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

We are subject to and comply with the informational reporting requirements of the Securities Exchange Act of 1934. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's website at http://ww.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we may disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus. If we subsequently file superseding or updating information with the SEC in a document that is incorporated by reference into this prospectus, the updated information will also become a part of this prospectus and will supersede the earlier information.

         We are incorporating by reference into this prospectus the following documents that we previously filed with the SEC:

o    Our Annual Report on Form 10-K for the fiscal year ended January 31, 2002.

o Our Quarterly Report on Form 10-Q for the fiscal year 2003 quarter ended April 30, 2002.

o Our Quarterly Report on Form 10-Q for the fiscal year 2003 quarter ended July 31, 2002.

o Our Form 8-K filed January 28, 2002 which included the text of the convertible note and warrant agreement.


o    Our Form 8-K filed August 16, 2002 with the notice of Nasdaq delisting.


o Our Form 8-K filed August 19, 2002 describing the acquiring of Savant Consulting Group.


o Our Form 8-K filed August 20, 2002 describing our appeal of the Nasdaq delisting decision.

o    Our Form 8-K/A filed October 11, 2002

o Our Form 8-K filed October 25, 2002 describing the exception granted by Nasdaq.

o Our Form 8-K filed October 30,2002 describing our decision not to effectuate a reverse stock split.


o    Our Proxy Statement dated September 6, 2001.

         We are also incorporating by reference into this prospectus all documents which we subsequently filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         You may also obtain copies of any of our filings which are incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                      Attention: Kanwar J.S. Chadha, Ph.D.
                             Chief Executive Officer
                                 (949) 588-2070

         In order to insure timely delivery of the documents, your request should be made no later than five (5) business days prior to the date on which you make your final investment decision.

                                  LEGAL MATTERS

         The legality of the shares offered by this prospectus has been passed upon by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are incorporated herein in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication there has not been any change in our affairs since the date of this prospectus.

===================================================================================
         We have not authorized any dealer, sales
person or other person to give any information or
represent anything contained in this prospectus.
You must not rely on any unauthorized information.              3,846,154 SHARES
                                                                ---------
         This prospectus is not an offer to sell, or a
solicitation of an offer to buy, securities in any           ENTRADA NETWORKS, INC.
jurisdiction where it is unlawful.
                                                                  Common Stock

         The information contained in this
prospectus is current as of November 4, 2002                       ----------
                                                                   PROSPECTUS
                                                                   ----------

                                                               , 2002

===================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 14.  Other Expenses of Issuance and Distribution.

         The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:


Item                                                            Amount
Securities and Exchange Commission Registration Fee       $     147.50
Printing and Engraving Expenses                           $     100.00
Accountants' Fees and Expenses                            $   2,500.00
Legal Fees and Expenses                                   $   2,000.00
Nasdaq Listing Fees                                       $       0.00
Placement Agent's Fees and Expenses                       $       0.00
Miscellaneous                                             $     350.00
              Total                                       $   5,097.50


         Item 15. Indemnification of Directors and Officers.

         The description set forth under the caption "Indemnification of Directors and Officers" in the Company's Registration Statement on Form S-4, May 19, 2000, No. 333-37510, is incorporated herein by reference.

         Item 16. Exhibits.

         Exhibit Number             Description of Document

                 2 Amended and Restated Agreement and Plan of Merger between Sync Research, Inc, a Delaware Corporation, and Osicom Technologies, Inc., a New Jersey Corporation - (A)

                 3.1 Amended and Restated Certificate of Incorporation dated June 25, 1999 - (B)

                 3.2   Amended and Restated By-Laws of Registrant - (C)

                 3.3 Series A Preferred Stock Certificate of Designation dated May 11, 2000 - (D)

                 3.4* Certificate of Amendment to the Certificate of Incorporation dated August 31, 2000

                 4.1 Amended and Restated 1991 Stock Plan (amended as of June 12, 1998) and form of Option Agreement - (E)

                 4.2 Amended 1995 Employee Stock Purchase Plan (amended as of September 27, 1996) and form of Subscription Agreement -
                       (F)

                 5*    Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel,
                       LLP

                 10.7 Amended and Restated 1995 Directors' Option Plan (amended as of June 12, 1998) and form of Option Agreement - (E)

                 10.8 Amended and Restated 1996 Non-Executive Stock Option Plan (amended as of August 21, 1998) - (G)

                 10.9  2000 Stock Incentive Plan dated October 12, 2000 - (H)

                 10.10 Securities Purchase Agreement dated January 15, 2002-(K)

                 10.11 Amended and Restated Shareholders' Agreement dated April
                       25, 1994 - (I)

                 10.1  401(k) Plan - (I)

                 10.2 Third Amendment to Lease for 10C Commerce Way, Norton, MA dated July 28, 1999 - (J)

                 10.3* Lease for 10070 Mesa Rim Road, San Diego, CA dated May
                       25, 2000

                 10.4* Amended lease for 9020 Junction Drive, Annapolis
                       Junction, MD dated April 22, 1999

                 10.5 Standard Industrial Lease for 12 Morgan, Irvine, CA dated July 19, 1999 - (J)

                 10.6 Form of Amended and Restated Severance Agreement between the Company and William Guerry, dated October 8, 1999 -
                       (C)

                 10.7 Form of Noncompetition agreement between Entrada and Sorrento Networks Corporation dated August 30, 2000 - (L)

                 10.8 Silicon Valley Bank Subordination Agreement dated January 22, 2002 - (L)

                 10.9 Form of Employment Agreement Between Entrada and Kanwar J.S. Chadha dated May 10, 2001 - (L)

                 21    Subsidiaries of the Registrant - (L)

                 23.1  Consent of BDO Seidman, LLP

                 23.2* Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel,
                       LLP - Included in Exhibit 5

                 ----------------

                 *     Previously filed

                 The foregoing are incorporated by reference from the Registrant's filings as indicated:

                 A     Form S-4/A filed August 3, 2000.

                 B Form 10-Q for the fiscal quarter ended June 30, 1999, filed August 16, 1999.

                 C Form 10-K for the year ended December 31, 1999, filed March 24, 2000.

                 D     Form 8-K filed May 19, 2000.

                 E Form 10-Q for the fiscal quarter ended June 30, 1998, filed August 14, 1998.

                 F Form 10-Q for the fiscal quarter ended September 30, 1996, filed November 14, 1996.

                 G Form 10-Q for the fiscal quarter ended September 30, 1998, filed November 16, 1998.

                 H     Form 14C filed November 6, 2000.

                 I Form S-1, as amended, which became effective on November 9, 1995.

                 J Form 10-Q for the fiscal quarter ended September 30, 1999, filed November 15, 1999.

                 K     Form 8-K filed January 28, 2002

                 L     Form 10-K for the fiscal year ended January 31, 2002

         Item 17. Undertakings.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided however that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 4th day of November, 2002.


                                            ENTRADA NETWORKS, INC.

                                            By: /s/ Kanwar J.S. Chadha
                                               --------------------------------
                                                    Kanwar J.S. Chadha, Ph.D.
                                                    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


       Signature                           Title                                 Date

/s/ Kanwar J.S. Chadha              Chief Executive Officer,               November 4, 2002
------------------------------      President, Chairman,
KANWAR J.S. CHADHA, Ph.D.           Director

                                    Vice Chairman, Director,               November 4, 2002

/s/ Davinder Sethi                  Chief Financial Officer
------------------------------      (Principal Financial and
DAVINDER SETHI, Ph.D.               Accounting Officer)

/s/ Leonard Hecht                   Director                               November 4, 2002
------------------------------
LEONARD HECHT

/s/ Rohit Phansalkar                Director                               November 4, 2002
------------------------------
ROHIT PHANSALKAR

------------------------------
RAYMOND NGAN, Ph.D.                 Director

                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..................................'TM'